

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2022

Ralph D'Amico
Chief Financial Officer
PHX Minerals Inc.
1601 NW Expressway
Valliance Bank Tower, Suite 1100
Oklahoma City, OK 73118

Re: PHX Minerals Inc.
Form 10-K for the Fiscal Year ended September 30, 2021
Filed December 13, 2021
File No. 001-31759

Dear Mr. D'Amico:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation